

CHATTANOOGA FOOTBALL CLUB

2019 Report

Dear investors,

Dear Supporter-Investor:

As I write this letter, we find ourselves in the grips of the COVID-19 pandemic, which has devastated our society, across every dimension of human life and culture. Sport is no exception. It is an especially cruel irony that in this most trying of times, rallying around our team at a game would be the most cathartic thing we could do- and yet, because of the pernicious nature of this virus- that pleasure is denied to us. Despite that, please know this: everyone at Chattanooga FC- board, staff, and players- wish you the best and sincerely hope you and your families remain well during this most difficult time in our lives. It is not an overstatement to say that the club would not be here today without your support and investment, and for that, all of us here will always be grateful.

2019 was one of massive transition for the club, fraught with major challenges in nearly every aspect of club operations. Poor weather conditions had a major impact on ticket revenue, and the inability to secure US Soccer sanctioning for our “NPSL Pro” league project also hurt our ability to package and sell a compelling sponsorship program.

On the expense side, we struggled to find a formula that would allow us to profitably utilize Finley Stadium, and we found that our new ticketing system limited our ability to offer effective promotions and discounts. And, although our historic game against La Liga giant Real Betis remains an incredible moment in club history, it was a financial gamble that we soundly lost. In short, surviving last season in itself was a victory, and we owe a huge debt of gratitude to interim General Manager Sheldon Grizzle for getting us through the most difficult financial year in club history.

Despite all those financial challenges, we emerged with key learnings that have informed and strengthened our forward-looking strategy, for 2020 and beyond. These moves include:

After a deep and exhaustive search, naming Jeremy Alumbaugh as our new Managing Director late last year. As many of you know, Jeremy came to us from St. Louis FC, and his depth of experience and commitment to the community approach made him the perfect fit to lead the club into the future.

Hiring full time marketing and sponsorship staff (Owen Seaton and Katherine Wilson) who are fully focused on revenue creation for the club.

Joining NISA, which has enjoyed provisional sanctioning by US Soccer, and we hope will be granted permanent sanctioning soon.

Seeking to renegotiate our contract with Finley Stadium Corporation to establish a more equitable long-term relationship.

Moving into a new headquarters (1307 Carter Street) giving our staff more room and a professional work environment.

Undertaking a thorough review of all club operations, from accounting to marketing to game day operations, to reduce expense and increase productivity.

Attracting additional investment, most notably from Davis Grizzard, III, who has also joined our Board of Directors. This affords us additional working capital heading into these most difficult times.

The COVID-19 crisis now presents us with a whole new set of dire challenges, along with every other lower-division soccer club in America (and around the world). Because we're not sure when we will be able to play again, we will now be doing everything possible to conserve cash. All club management have taken salary cuts, staff have been temporarily furloughed, and we have applied for (and received) a PPP loan program to help us through it. We are, however, honoring all our player contracts to the letter.

Rest assured that we are better organized, better prepared, and better positioned to succeed than the vast majority of our peers when all of this passes, and we have a long history of overcoming challenges by innovating and adapting. This challenge will be no different.

Thank you

Tim Kelly

Chairman of the Board

We need your help!

I hope this finds all of our supporter owners safe, healthy and well during these trying times. Over the past year I have had communication with a number of you and it has been great to visit with you.

The Chattanooga FC board is in constant contact and holds monthly meetings that we all attend. At every monthly board meeting, we discuss shareholder feedback and concerns so please reach out with anything you may want me to discuss. If you would like to find out additional ways to get involved with the club please contact me as well. you can contact me at claire@chattanoogafc.com

Claire Tuley

Sincerely,

Sheldon Grizzle
Co-Founder / Board Member

Tim Kelly
Chairman of the Board, Co-Founder, Board Member

Krue Brock
CoFounder, Board Member, Director Foundation

Marshall Brock
Co-Founder, Board Member

Thomas Clark
Co-Founder, Board Member

Daryl Heald
Co-Founder, Board Member

Paul Rustand
Secretary, Co-Founder, Board Member

Our Mission

Our goal has always been to establish a community-based club that will be around for 100 years, like soccer clubs around the world. With the experience gained over the last 10 seasons, we've established our place in the landscape of American soccer and are ready to move to the next level. We are adding professional players next year and playing a longer season in a new league we're helping launch. This is something we've been working on for years, and we are thrilled to finally see it happen.

See our full profile

How did we do this year?

Report Card

C+

The Good

- Hired a new Managing Director from a successful USL Championship club
- Expanded and upgraded staff to raise the professional standards of the front office
- Found a new league home in NISA

The Bad

- An unprecedented run of bad weather badly depressed attendance
- Attempts to create a new league with NPSL Pro did not pan out, disrupting organization and sponsorship sales
- Game day operational expenses were too high due to unfavorable stadium contract and internal staffing miscues

2019 At a Glance

January 1 to December 31

$1,009,938
Revenue

-$1,160,266
Net Loss

$0 [100%]
Short Term Debt

$872,750
Raised in 2017

$468,000
Cash on Hand
As of 04/29/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Beautiful Game, Inc. (the "club") has capital and liquidity to support the back-office operations during the offseason and invest in needed capital expenditures such as equipment. Cash decreases between 2018 and 2019 as the club incurred expense as it expanded the team image within the community. Subsequent to December 31, 2019, the club raised $605,000 in private capital.

2018 and 2019 were years of growth for the club and a time spent expanding brand recognition. The club increased its back-office support to cultivate additional partners in the community and increase brand awareness through social media and increased ticket sales. The capital gained in the public funding allowed for the growth of the team and the transition for a local soccer club to a professional soccer club.

Milestones

Beautiful Game, Inc. was incorporated in the State of Tennessee in October 2018.

Since then, we have:

-The club joined the National Independent Soccer Association (NISA) for the 2020 season. In 2020 we plan to reduce our losses and be at break-even by the end of 2021. As Chattanooga and the surrounding metropolitan area grows, so does the support and brand of the club.

-The CFC finished third in the NPSL Members Cup in 2019.

-We increased and strengthened our partnerships within the community. This includes our relationships with our own Academy, Foundation Grassroots Programs, and outside recreational
soccer partners. We have been able to connect with the families within those partnerships on a deeper level, which in turn has connected us to make our community a stronger place to live, work, and play. The support from those programs is now stronger than ever before.

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $1,009,938 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was 25.01% in fiscal year 2019, compared to 0% in 2018.
- *Assets*. As of December 31, 2019, the Company had total assets of $401,460, including $99,715 in cash. As of December 31, 2018, the Company had $688,595 in total assets, including $414,034 in cash.
- *Net Loss*. The Company has had net losses of $1,160,266 and net losses of $105,356 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities*. The Company's liabilities totaled $41,360 for the fiscal year ended December 31, 2019 and $146,004 for the fiscal year ended December 31, 2018..

Liquidity & Capital Resources

To date, the Company has been financed with $1,520,705 in equity.

We will require additional financing in excess of the proceeds from the public offering in order to perform operations over the lifetime of the Company. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of the offering will be sufficient to enable us to implement our strategy. In the first quarter of 2020, additional private capital was raised.

Runway & Short/Mid Term Expenses

Beautiful Game, Inc. cash in hand is $468,000, as of April 2020. Over the last three months, revenues have averaged $60,000/month, and operational expenses have averaged $123,000/month, for an average loss rate of $83,000 per month.

We are launching an extended season league with professional players that will allow us to generate revenue beyond the bounds of our historical season. Will we also be expanding the size and expense of our front office staff in order to generate additional ticket and sponsorship revenue during our new, extended season from March-November.

Our expenses will rise as described above; however, our revenues will also increase with more games and increased sponsorship revenues.

Net Margin: -115% **Gross Margin: 25%** **Return on Assets: -289%** **Earnings per Share: -$40,009.17**

Revenue per Employee: $126,242 **Cash to Assets: 25%** **Revenue to Receivables: 3,005%** **Debt Ratio: 0%**

2019_Annual_Report_GAAP_Unaudited_With_SE.docx

Chattanooga__FC_Inc._Review_12-3-2018.pdf

A_Beautiful_Game__Inc_Review_11-30-2018.pdf

We ❤ Our 3215 Investors

Thank You For Believing In Us

Wyatt Storment
Jonathan Hunter
Rod Thomas
Ensor Point LLC
Andy Watts
Scott Bragg
Keith Meola
William Disterdick
Ben Tamburello
Jamie Cha
David Kuhns
Manish Chabria
Juan P Cuevas
Steve Richter
Benjamin Wellman
Abraham Ramos Cruz
Jessica Trail
Marshall Watne
Jared Cantrell
Crystal Carney
Marco Perez
Robert W Neill Jr
David G Smotherman Jr
Jorge Loa
Kristy Graves
Ryan Russell
Nathan Vicar
Tyler Tarvin
Pete Bogdis
Jamey Hawkins
Dana Chadwell
Lisa Boatright Dunny
Jennifer Goldberg
James L Henderson
Abigail Bennett
Savannah Grace Steele
Jonathan Kelley
Rob Maczuga
Derrall Stalvey
Don Kent
Hollee Brock
Teodor Radovic
Johnny Lowery
Jessica Hubbuch
Lisa Heltzel
Phil Evans
Jordan Layao
Joshua Brown
Michael Brooks Jr.
Stefan Arroyo
Richard Knapp
Courtney Jergins
Charlie Owens
Cesar Jaimes
Chris Gibson
Landon Howell
Bob Elliott
Bob Seal
Nick Moutinho
Davis Culpepper

Tim Kelly
Hudson Brock
John Barclay Reese
Stephanie Rutherford
Jonathan Wardlaw
Matt Spill
John Archibald
Crystal Simpson
Terrence Billings
Mills Hawkins
Clayton Mordecai
James Chua
James O'Hara
Doug Price
Paula Myers Waterman
Craig Mercier
Drew Tulchin
Bryian Tan
Jeffery Peters
Wayne Coito
Mohamed Rifkhan
Joe Yoes
Charlie Milburn
Jason Lyon
Beata Brock
Kevin N Smith
Brendan T Johnson
Jared Philip Potts
Britton Miller
Julie Reynolds Henderson
Brittany Baxter Bossert
Judy Smith
Andrew Smith
Anthonio Darling
Frank Loucka
Freddie Steele
David Price
Nick Lastine
Mark Lindner
Dennis Crowley
Cheyenne Striker
Rich Black
Calvin Ball
Derek Beaty
Sarah Lawrence Jason
Jacinta D Adams
Dan Williams
Keith McGrew
Brendan Doyle
Candida Mansueto Combs
Scott Abbott
Shawn Collins
Tom Chapman
Billy Sparks Jr.
Zachary Ricketts
James Wyatt
Nick Aquilina
Alex Birnbaum
Ethan Baker
James & Michelle Kome

Matt Greenwell
Maria Smith
Tony Griffy
Matthew Cox
Josh Carter
Craig Vom Lehn
Veronica Summers
Thomas Grant
Asim Mohammed Abd El...
Vasu Sistla
Rowan Richards
Liam Hogan
Abdul Damron-Seruyange
Jennifer Bisignano
Jacqueline Sorrell
Charles William Lewis II
Alfonso Aduna
Gerry Cardinal III
Kevin Soto
Amos Brown
Stacy Gray
Roger Bermudez
Noah Olenchek
Ashley Wolfe Evans
Danny Morris
Cory Colquette
Cody Allen Rhoads
Chaplain William Holland
Mark Lawrence
Chris Thomas
Kirk Weaver
Tyler Smith
John Hewgley
Justin Badgett
David Steele
Scott Neal Wilson
Alex Myers
Drew Eldridge
Ken Hays
Ricky Knoff
Beau Flournoy
Tommy Hodul
Dan Peterson
Taylor Hamon
Martin Lester
Leah Garrison Conner
Richard Pope
Jordan Holford
Thomas Ellis
Andrew Magee
Doug McCloud
Ana Mancebo
Lydia Brown
Michelle Clanton
Dwight Witherow
Nikki Hicks
Hunter Goheen
Richard Dylan Millwood
Larry Ortega
Justin Ney

Ty Sharpe
Galen Riley
Johan C Nowack
Benjamin Larson
Blake England
John Ferguson
Chuck Newell
Walbert ARIAS
Kerry Jones
Steve R Hyzny
Mary S Rausch
Richard Ditter
Buck Bell
Jeremy Foxx
Bern Wegeleben
Douglas G Mancosky
Glenn Prado
Eduardo Jardim
Grayson Mask
Noel & Mary Snyder
Rigby Wilder Gray
William Chase Hamby
Peter David Woolcock
Brett Boyer
Anthony Weatherly
Michael Walton
Carlton Smith
Derek Pickett
John-Paul Morgante
Mitchell Gatzke
Anthony Bailey
Ellen Hays
Mark McKnight
Eric Baker
Sarah Araya
Heather Melton
Paul Rustand
Martin Dodd Hartness
William McMahan
Sheila Keesler Evans
Nick Rossetti
Brandon Eaves
Richard Millman
Matthew Rasor
Taylor Zoghby
Alice Turner
Dan Sobeck
Shane Sexton
Ramey Miller
Anca Alexandru Rader
Joe Leyba
Roy McDaniel
Rob Lowe
Zach Forbes
Mitch McGrath
J. Kevin Tugman
Jimmy Atkins
Michael Feldbush
Timothy David Haley
Taylor Goldberg

Zachary Parrish
Braden Cutshaw
Blake Tate
Adam Parish
Stephen Culp
Lance McCrory
Emily Corum
John Bradley
Mitchell Pou
Sara Camara
Ryan Givens
Juan Osbaldo Covarrubias
Steven Casto
Nadhamuni R Kamireddy
Hugh Coleman
Travis Neel
AHMED JUMAA ALHOSA...
Ian Sweetin
Andre Harrell
Mason Revelette
Lucy Clare Gray
Tim Kelly
Elliot Olenchek
Jackson Davis
Ladonna Talley Cingilli
German Daniel Sanchez
Noel Weichbrodt
Zachary Beker
Ron Senowech
Mariano Cebrian
Ryan Bandy
James Torrez
Paul Nelson
Jason Bowers
Samuel P Urban
Jay Perry
James Davidson
Jonathan Feldman
Adam Boeselager
Jason Newby
Tal Hurley
Nick Macco
Michael Andrew Allen
Matt Screech
Jamion Williams
Matthew Doescher
Juan Viera
Josh Henson
Patrick Saad Saba
Stacy Newman
Autumn Key Betts
Clayton Steger
Brad Steiner
Adama Dylan
Alex Lavidge
Destiny Carnes
Sean Stewart
Coughlin Haverty Cooper
Matthew Long
Melonie Hanna

Erik Gray
Tj Moore
Rob Beckett
Angela D Williams
James Kroeger
Evan J SEGAL
Christopher Landon King
Danny DeReuter
Michael Kelly
Micheal Slayton
Shaji Zohir
Lancee Vuong DM
Andrew Krueger
James Lee
Zachary Price
Carlos Gonzalez
Devesh Singh
Adip Narang
Bruno N R Alves
Kenneth Drylie Sr.
Clif Goodgame
Herbert Pagan
Bryce Butler
Alvaro Victoria
Shelly Ayers
Ray Soldano
Jason Hartman
Nathan Gayle
Nicholas Deslattes
Chris Hitchcock
Robbie Bottoms
Steve And Debbie List
Joshua Cleary
Scott Cochran
Iain Toohey
Topher Kersting
Justin Hosie
Thomas Connolly
David Hirsch
Cardell Lebron Jackson
Shirley Venable
David Meikle
Nancy Fogle Patterson
Leah Anderson Golden
Mark Cooley
Reid Shores
Jordan Dain
Megan Flerchinger
Jay Buchanan
Joey Greer
Paul Smith
Ted Hackett
Brennan Ledford
Thomas Shopa
Scott Rosman
Marquis Creech
Tom Wengler
Mitchell Jones
Christopher Velarides
Biplav Gautam

Matt Schroeder
Sean Harris
Simon Neil
Dan Basler
Birun Balami
William Jeffrey House
Ronny Rahn
Scott Maurer
Martin Tarr
Michael Jordan
Dan Lovingood
Ammar Dieri
Johnson Hor
Patrick Smith
Samuel Oppong
Sohaib Yassin
Jimmy Halmhuber
Justin Jaehnig
Kevin Zuber
Travis Bowlby
Robert C. Baker
Paul Clear
Bobby Peterson
Chris Cushenbery
Dion De Gennaro
David Charles Hamill
Kristen Walters Jacobs
Jennifer Kyle
Jeff Billington
Graham Schreiner
Paul Trachian
Jennifer Eaves Mingola
Stratton Tingle
Andy Gast
Christopher S. Adams
Shabnam M Kaderi
Tyson Lafferty
Logan Meacham
Eric C Ross
Jay Kaley
Andrew Fultz
Kim White
Monica Louise-Helen
Susumu Akaishizawa
Ben Ferguson
Tyler Jarvis
Craig Ownby
Seth Graham
Daniel Cook
Max Farrell
Christopher Harpster
Beau Belcher
Kenneth Campbell
Mikey Cobble
Griffin L. Powell
Cindy Wincek
Jason Leonard
Josh Calhoun
Richey Goldberg
Susan Henson Young

Aaron DeLaughter
Chris Egan
Freddy Alarcon
Dominic Norman
Brandon Brock
Tommy Thaxton
Caroline Mc Guire Walker
Paul Craig Gussack
Vicky Givens
Jed Henderson
Leah Garver
Carlos Alvarenga
Drew Binkley
Brian Dickinson
Bryant Baeza
M Giovanni Orsi
David Burman
Millard Ramsey
Eli Crystal Andrews
Ashley Morton
Matthew Twiss
Dean W. Arnold
Julian Lai-Hung
Abe Kruger
Todd E Lewis
Robin Beck
Jason Hamilton Mikes
Anna Owczarz
Cordtz Tuatoo
Randy Winston
Victor Dias
Rickard Andersson
Calvin Murphy
Benjamin Paine
Wes Irvin
Christopher Ward
Brad Scott
Ernest Sims
Greg Higgins
Naomi Rust
Bill Brandenburg
Terry Keylon
Robert Burke
Danielle Thomas
Eric Rogers
Chad Rigler
Kris Erskine
Wade A. Hinton
Chris Han
Kieran O'Donnell
Franklin Shepard
Jason Castro
James Fawls
Evan Ras Shepard
Alejandro Martinez Steele
Tom Stephens
Jack Heald
Thomas Larry Cox
Croix Thompson
Robert Pedersen
Jacob Reid Stophel
Ella Brock
Jennifer Isaacson
Matthew Van Duinen
David H. Allen
Jeffrey Lorenz
Justin Dickerson
Matthew Brocato
Will Rimer
Andy Glisson
Avery Van Duinen
Matt Nabbefeldt
Justin Forgette
Drew Spencer Miller
Jerome C ENGLAND
Kay Belyea
Evan England
Kevin Collins
Vincent Novak
Taylor Bryan
Chris Allen
Ian Raymond
Cannon Kelly
Danielle Darling
Daniel Kelley
George Widmann
Matt Patterson
Christian Pourreau
Anthony Tam Van Le
John Barriere
Barry. Fawcett
Drake Rustand
Adbel Valcarcel
Peter Woolcock
James David Crisp
Virginia Lee
Brock Rustand
Alexander Bedwell
Thomas Clark
Eric Young
Joshua Reynolds
Merri E Anderson
David Elliott
Jonathan Andrew Gibbons
Lissa Goeltz
Chad Gersky
Mike McCall
Sam Brown
Benjamin Denkin
Matthew Allen
Jim Boles
Luke Samuel Woods
Neal Ligon
Barbara Davis
Phil Waites
Amanda Collins
Jt Watters
Jason A Lehn
Kristina York
Allison Cunningham
Andrew Flerchinger
Michael Kelley
Aaron Craft
Paulina A Madaris
Christopher Singh
Keith Bolis
Henley Schimpf
William Sisk
Abby Gettinger
Samuel Capehart
Pradeep Ramadasan
Oliver Nunez
Joshua Eckelberry
Jeremy Olsen
Eric S Higgins
Chris □ Gonzalez
Bradey Bowen
Khuzema A. Savai
David Knight
Joe Stamps
Shane O'Brien
Ben Rebiskie
Travis Close
Ambjorn Skoeld
Ian Porter
Jonathan Parker
Ryan Sandidge
Jose E Ramirez
Meghan Herston
Adam Banter
Arun Anbumani
Melissa Murray
Natalie Lloyd
Russell Denney
Roger Smith
Joyce Clark
Lee Harris Ballenger
Conor Pocock
Michael Carroll
Miguel Trejo
Daniel Arellano
Jessica Garon Giada
Joe Tuohey
Shelley Higgins
Nari Muhammad
Matt Stevens
Daniel Bennett
Jeff Getchell
Keath Kaufmann
James George
Jim Ledbetter
Kp Ronda
Alex Castro
Markus Smarzoch
Jason Hamlett
Brent Goldberg
Daniel Gamble
Stephen J McKerihan
Laurie Eiken Evans
Mark Paczewski
Shuo Wang
Philip Pomposi
Mondell G. Crosby
James L. Wedo
Tom Morris
Ruben Morillas
Robert Ryder
Randall Matthew Sanders
Cassandra Anne Elder Sa...
Henry Hunter
Joel Carrick
Callum Wishart
Allen Medearis
Alexandr Sokolov
Jason White
Stephen Jackson
Noah Toumert
Matt Imholt
Christy Auld
Clayton Cornell
Adam Hipp
Bernie Auld
Scott Kramer
Andrew Bresee
Jeff ROMINE
Will Honeycutt
Thomas Wilson
John Haws
Michelle Brown
Thomas Schmidt
Shannon Lanier
Benjamin SHAW
Peter Zimmerman
English Fugatt
Janet Suber
Keith King
Gardner Rustand
Michael Laemmle
Andrew Mims
C Mark Warren
Manuela Bresee
Roger Fracalossi
Bryan Stewart
Ty Conner
Deepak Gahlot
Marcus McWilliams
Curt Hitchens
Cabel Parker
Ricardo Torres
Nathan Feldman
Andree Celeste Herbert
Sean McVity
Michael Neal McCoy
Brian Foy
Robert Ferullo
Andrew Ladebauche
Scott H. Swiney
Daniel And Jeannie Hixon
John Bradshaw
Claire Tuley
Donald Steele
Randall LYNSKEY
Larry Turner
Jude Michael Faella
Lurone Jennings
Alex Smith
Jonathan Parrish
James White
Terrance Nick Bryant
Daniel Patton
James Leithart
Steve Meller
Phil Moore
Matt Mucciolo
Ginny Smith Kelly
Tyler Merchant
Kevin Kirk
Kadyn Sharpe
Steve Chardos
Paul Washington
Michael Carpenter
George Brown
Steve Stratton
Brenda Dutrow
Hugo H Perez
Jonathan Eckelberry
Patrick Johnston
Anna Moyle
Molly Cooper
Kyle Prescott
Lee Hackley
Elaine Hubbard Tate
Kevin Kirby Jr.
Karey Haisten Matlock
Cy Whitfield
John Lesondak
Robert Brandon Sokol
Eduard Abramov
Ethan Allison
Robert Utter
Brad Gillenwater
Melanie N'josh Langston
Marouane Bentefrit
Patrick Dungan
Oliver Smith
Bryan Higgins
Ben Hubbard
Mark Moore
Florent Diverchy
Natalie Heather
Steve Harrison
Austin Jameson
Wayne Collins
Kirpal Singh
Clay McInnis
Cameron Doody
Carolyn Adams Seneker
Harleigh Burtis
Bryan Christoffer
Brian Stearns
Ross Wagner
Tom McKinney
Jacob Byars
Stacie Greene
Rudolph Troha
Zach Walker
Matt Limerick JR
Stephen Parker
Dorothy G. Brock
Elizabeth Graham
Kemmer Anderson
Robert Scarbrough
Frank Davis
William Watson
Kim Arnone
Catherine Tate
Harry Soriano
Joshua Baker
Bryan Coe
Patrick W Horton
Joshua Hamby
Aarik Long
Janette Hickey
Sylar Holmes
Felipe Munoz
Reid Hamilton Northcutt
Brent McMillian
Travis Patton
Kris Alexin
Jonathan C Hooker
William Reed
Pantelis Papadopoulos
Mary Elizabeth And Julia...
Andrew J Finnell
Richard Becherer
Aris Nar
Jimmy Caldwell
Mathew Soloff
Ben Johnston
Frederick Hitchcock
Andrew Hunt
Faby Fawcett
Volti De La Morte
Pamela Gonzalez
Timothy Cleary
David T Corey
Asher Addison Rustand
Brian Finlay
Rosalie Coniglio
Bill Bolen
Donny Armstrong
Benny Middleton
William Byers
John Johnson
John Ho
Guyon Lozach
Catherine Schon
Ronald Galang
Donovan Walters
Steven Dillon
Walker Rhodes
Brenda Payne
Barbara Blume Ensign
David Holliday
Elizabeth Igou
Andrew Hennen
Gerard McLean
Brett Rousch
James Izurieta
Tripp Thurston
Graham Harrell
Tommy Sims
Bill Tate
Kyle Martino
Randi And Jamion Willia...
Mickey Cloud
Aaron Hoffman
Marc Bachmann
Christin Cadwell
Andy Peters
Lukie Borneman
Derek Tedrick Peters
Doug Hoyt
Emily Westbrook
Grant M Hewit
Alexandre Balog
Allen Clark
Ryan McGowan
Rob Williams
Travis Loveday
Steve Patch
Neil Patel
Bob Richards
Joseph Carrasquillo
Jenny Whitener
Maria V. Mandojana Mantel
Eric Ream
Elizabeth Kephart
Matt Miller
Brad Stephenson
Cameron White
Jesse Knepper
David Knowles
Bryan Volz
Gustav Goldkuhl
Tristan Campbell
Nate Hodges
Chris Burch
Kevin Schultz
Greg Williams
Chelsie Woodall
Lea Gholston
Michael Butler
Drew Ermenc
Loeung Dean
Derek L. Higgins
Carlos Antonio Bell
Cody Harris
Jonathan Blose
Christopher Babel
Ryan Peck
Leigh Klein
Richard Causby
Ryan Link
Adam Sartain
Trish And Steven Howell
Robert Parks
Thomas Keating
Pete Santora
Timothy Gertz
Wilbert Hogan
Caroline And Jim Rogers
Justin Alcaide
Christopher Bakke
Lucas JONES
Henry E Ryan
Nathan Erwin
Ross Singer
Lesley Van Duinen
Shibu Joseph
Windy Scott
Nirbesh Dhakal
John Calvin Sweet III
Shaun Weldon
Kenneth Morris
William Alexander
Caleb Besaw
Sarah Brook
William Christopher Meth...
Scott Thompson
James Frierson
Kathryn M Loftis
Blake Richardson
Sandra Calhoun
Robbie Creswell
Ryan Long
Leighton Large
Matt Neff
Amanda Jaczkowski
Ray DeJong
David Yann
Jose Reyes
Keenan Ibrahimbacha
Scott Shaw
Aaron Thompson
Francesca Thompson
James McLendon
Lila Brock
Melissa Perry
Zoe Rustand
Maura Sullivan
Nicolas Paulin
Michael Smith
Ash Ward
Jeff Stomel
Hugh Owen Maclellan III
Brent Floyd
Trevor Gocke
Taylor Belcher
Graham Ambrose
Phu Le Ho
James Petty
Ray Allan Huskins, Jr
Nolan Smith
Austin Starkey
Steve Obrzut
Will Ashley
Kent Collyer
Nicholas Crocker
David Gimple
John Mark Stewart
David Kilsheimer
Michael Royal
Joseph Crites
Kenneth Burke
James Michael Phebus, Jr.
Jennifer Langworthy
Danielle Rustand
Mike Paty
R M Chappell
Dan Rosen
Scott Adamson
Matt Meserole
Angie Mike Rouse
Alex Mashburn
Nick Jensen
Enoch Elwell
Bryce Davidson
Stefania Danzi
Greg Bagby
Megan Hollenbeck
Jarrod Bennett
Soufou Saechao
Stephen Andrew Santos
Jeffrey Crawford
Jack Studer
Daniel James Rodgers
Jonathan Baird
Jim Ginn
Chris Macpherson
Roger Layne
Santiago Castillo
Babatunde Ajayi
Daniel Shaw
Jennifer Partin
Gabe Hoffman-Johnson
Kaleb J. Robinson
Rob Alderman
Nathaniel Sherich
Pradeep Subedi
Johnfifteenthirteen Aune
Ca Do
Andre Turpe
Riley Perkins
Kenny Tumlin
Ron Bara
Nichole Hester
Baron Huntington
Phillip Scates
Beth McCoy
Margaret Chwat
Andrew Schmidt
Jason McCarty
Patrick Leahy
Eli Gaines
Kristopher Perkins
Christian Warren
Matt McGauley
Graham Gilley
Josh Johnson
Cheryl Millsaps
Joe Haskins
Janell Steve Bontekoe
Jeffrey Bennett
Jay Kijai
Paul Brocato
Matthew Gaborcik
Asif Ali
Exsiquio Ramos
Pauline VanBeek
Ryan Billings
Dave Connis
Michael Todd Hudgins
James Morris
Patrick Hughes
Stephanie Jinright
Scott Chadwell
Kelli Walton
Derek Whitaker
Octavio Mingura
Scott Springer
Mark Privratsky
Christopher Fason
John And Laryessa Holmes
Elizabeth Tapp
Jane Anne Randolph
Tom Montague
Paul Betbeze
John Travis Dewberry Br...
Andrea Becksvoort
Thomas Gonzalez
Kris Krstich
Dana Bowser
John Udland
Mark De Haan
Tim And Allison Gorman
Toby Darling
Paulette Delapenha
Megan Gaither
Carrie Lykins
Chris LaMacchia
Marshall Wisdom Rustand
Fernando Cano
Josh Cooper
Effe Rustand
Eden Brock
Alex Davey
Caleb Smith
Dan Grabski
Chris Gross
Will Perry
Owen Seaton
Kyle Johnson
Ron Gilmore
Brett Stevermer
Liz Gibbons
Lirie Aslani
Adrian Perez
George & Karen Bairaktaris
Steve Hammerstone
Deanna Swiney
David Morris
Corey Parman
Erik Pedersen
Clint Huntrods
Jeremy A. Thacker
William Cummings
Randy Doyle
Hal Baker
Sophia Moses
William R Tate
Laura Brock
Bengt Carlson
Lesley Brock
Andrew Ball
Allison Lindsey Foster
Jonathan Beason
Jesse Brown
Jens Flachsmeier
Jay Graham
Allison Reedy Wolfe
Paul Robertson
Al Allison
Amy Andrews
Haley Carter
Abhishek Prasad
Charlie Hoever III
Darren Crutcher
Chris Gallagher
Alfonso Cuen
Jack Miles
Laura Roxanne Bock Lundy
Muhammad Hassan
Pat Ral
Timo Sandritter
Matthew Guerke
Laura H Finch
Michael Norris
Danny Wool
Jeremy Tucker
Fernando Avalos Jr
Ellen C Heavilon
Jeremy Barfield
Chris Rann
Paul M. Parashak
Dave Templeman
Kory Keenan
Shahzaad Ausman
Jeff Devereux
Wayne Fullam
Matt Smith
Tim Stewart
Ryan Pamplin
Charles West
Paolo Perez-Rubio
Sarah Marie Gaertner
Adam Green
Alex Seidl
Donny Holmes
Ann Young
Douglas Chapin
Mirka Bucharova
Robert Grot
Jody Bankston
Gerry U Stephens Jr
Eric Biglands
Will Addy
Nathan Julie Allison
Jamie Watkins
Anthony Warnack
Gerry Dull
Scott A Mohlenbrok
Ryan Triplett
Ryan Daley
Laura Knight
Hal Bowling
Caleb Stambaugh
Michal Lorenc
Geoffrey Climer
Stephanie Hays
Barrett Fisher
Jay Shankle
Jordan Davis
Ryan Stinton
Jeff Berger
Greta Locklear
Quinn Hickey
Rich Wyckoff
Joseph DeGaetano
Michael Verrilli
Zachary Rossetto
Mark J Limerick
Marco Concha
Michael Swanson
Steven Dustin Granger
Paul Cain
Froylan E. Romo
Tammera Edens
Jaxon Mcclure
Ernest Dempsey
Jared L. Hardin
Brian Franken
Kaylon Tuttle
Stuart P HOLLADAY
Thanh Nguyen
Erik Futral
Kate Rustand
Johnnie Mae Rustand
Lori Elliott
Jason N Coleman
Harrison Hawthorne
Bento Lobo
Tanner Workman
John Coniglio
Laurahelen Clark
Martin Richard
Edwin Hartman
Brian Swinney
Christopher Kivlehan
Amy Gonzalez
Rachel Thacker
Luke Rivers
Emma Black
Patrick Moorefield
Patrick K Shultz
Jessica Baker
Sean Berry
Michael Patrick R. Flores
Linda Heusmann
Barron S Key
Jonathan Yardley
Janice Turner
Adam Gulley
Andrew Kean
Dave Holscher
Keith Maxwell
Henry George
Aaron Martinez
Jeffrey Holland
Sam Silbereich
Charlie Gann
John Mingus
David Pharr
David Schaffer
John McRae
Cate Mueller
Oliver Ruether
Mark Frainie
Caleb Ludwick
Adam Bittner
Lavonda Shipley
Jeremy Nelson
Dave Adams
Teresa Tripp Harrison
Caleb Mitchell
Brian Donaghy
Kristin Huntley
Graham Troline
Josh Morton
Will Rivard
Tom Kale
Jeffrie Keith Shipley
Gina Vazquez
Mike Butler
Chris Ridge
Ian Pfeiffer
Clive Hosie
Joe Jansen
Kimberly Hays
Hampton Clark
Ryan Taylor Lowery
Tomas Mure
Carric Payne
Joshua Sundheim
Christopher Ward
Amrit Basi
Adam Thodey
Chad Shaw
Constantine Politis
Douglas Thompson
Cindy Cordell
Shawn Meadows
James Riley Barron
Tina Berberich Rogers
Chris Cooke
Joe Rugo
Jack White
Blake Weber
Don Tidwell
Erin Leonard
Jen Martin Carlson
Justin Koehn
Graham Courter
Christopher James Delmas
Jonathon Jankovich
Frank Brock 1
Darly M LUELLEN
Ronald Lieberman
Robert Burton
Nikki WILLIAMS
Kurt Clark
Daniel Rosener
Nikolas Cucerzan
Kevin Harris
Allison Switzer
Shibu Joseph
Caleb Norman
William Clee Haisten III
Steven Sharpe
Anthony Preston
Brent Hurst
Thomas Palmer
Ethan Spivey
Michelle Hamidi
Adam Ewing
Debbie Elliott
Philipe Aldahir
Lee J. Self
Adelaide Davenport Nau...
Jonathan Dreiling
Youry Gonzalez
Jack Kelly
Brett Williams
Josh Hamblen
Brad Wheatley
Michael Nathan Winder
Ann Henley And Doug Pe...
David Fratto
Deborah Jones
Joshua Woodrow
Michael Hall
Builder Brock
Trey Meyer
Daniel Loveless
Karl Rigby
Wendy Halvorson
Aaron Lea
Jamie Wright
Michael O'Malley
Albert J Schulman
Derek Halvorson
Jonathan Greenfield
Robert K. Holt Jr
Travis Blevins
John Tipton
Charlotte Barron
Bradley Faulk
Gregory Feigeles
Laura Rocha
Jane Wall
Carol Ballard
Kevin Harris
Dante Ricardo Perleche
Jarvis Royall
Robert Eli Clendenin IV
Matt Busby
Jeffrey Jump
Douglas Hodge
Stylianos Chatzimanolis
Penny Jannerbo
Micah Mckee
Tom Griscom
Andy Priddy
Khara Cole
Jason Mirmelstein

Micah McElveen
Joseph Taylor
Taylor Brock
Stephen Ptucha
Jake Silbereich
John Crawford Jr
Patrick Lenoir
Andrew Carlile
Gary L Castleberry
Lawson Milburn
Mary Gorman
Mike Sonnenburg
Benjamin Sweeney
Lynda Minks Hood
Prasiddha Paudel
Andrew Scarbrough
Kenny Ferguson
Matthew Montoya
Thomas Frankel
Benjamin Sollman
Kyle Knight
Timothy Barnes
Theodore Rankin
Joseph Dratnol
Ryan Conner
Nash Family
Charles (Nik) Bushell
Philip L Lewis
Jim Coppock
Laurel Boles
Andy Campbell
Douglas James Smith
Loleta M Burks
Brian Benton
Brandon Posey
Ethan Scot Hunter
Max Shapiro
Matthew Clyde Adams
Chad Redman
Logan R Deeney
Timothy E Miller
Melissa D Swafford
Davis Swafford
Larr Aulich
Jo Ann Stanford
Larry L. Torrence
Shelton Clark
David Kaufmann
Dana Moody Hellwig
Bruce Jones
Geoffrey Fowler
Mark Bresee
Paul TULLY
John Jolley
Richard McDearman
David Nelsen
Melinda Tritico
Isai Hernandez
Laura Trinidad
Michael McMillen
Christopher Condit
Morgan Pate Vinson
Luz Bohorquez
Leo Dacoregio
David Mitchell
Crew Dolberry
Alison Lebovitz
Brian Sell
Joshua H. McManus
Lee Bernhoft
Alex Bossert
Bryan Smith
Charles S Webb
Jacob Brown
Andrew Taylor Newman
Milan Patel
Luis A Calderon
Jeffrey Sung
Jackie Carline
Brian Barker
Emil Dezia
Albert E Piatt
Nathan R WEAVER
Rosemary Milburn
Adam L Waldrop
Edward Waters Bullard
Melissa Johnston
Benjamin Brown
Franklin E. Powers, Jr.
Callie Brumley
William P Aiken
Maggie Duckworth
Raul Alonso Jr.
Matt Kincer
Joseph STAVEN
Peter Rebiskie
Adriene Petmecky
Dennis Davidson
Vijen Patel
Steve Russell
Leslie Vasta
Carrie ALLIN
Zachary Hibbs
J Nelson Irvine
Brian Aguilar
William Forgey
Gregory Neal Williams
Wade Graham
Corey Hash
Christopher Leonard
Eli Webster
Andrew King
Conor Leahy
Alan And Bonny Shuptrine
J Stroud Watson
Ashley Tillman
Rebecca Bryan
Rosemarie L. Hill
Chrysan Thomas
Will Owens
Christopher Poole
Shawn Mullins
Robert Danford
Steve Starkey
Carly Chwat
Terry & Maxine Russell
Amy Chappell
Jordan Payne
Sean McNew
Benjamin Harper
Joey Jenkins
Christopher Moran
Kruesi Brock
Jason Shroyer
Todd Jefferies
Carlton J Harris Sr
Dale W Dexter
Ben Schulhof
Mike Bradshaw
Gordon Cobb
Brandon Flood
John Plavier
Stewart Fogo
Hamilton Brock
Tom Doescher
Benjamin Brock
Noa Hadad
Brendan Davies
Todd Drake
Dale Roden
Allen Bible
Robert Brannen
Jason Brannen
Nathan Lawson
Thomas M. Egleston
Christopher Peyton Atchl...
Taylor Davidson
Joel Campbell
David Lorberbaum
Zach Taylor
Camila Neslin
Grellan Harty
Asa Shirley
Jared Edwards
Bill Glascock
Philip T
Robert Cooley
Chuck Crowder
Amy Merk
Patrick Howell
Erik Schmidt
Tyler Grant Lovellette
Christopher Hutsko
Andrea Pelfrey
Rafael Gonzalez Alonso
Marcus Linkert
Kathy Lennon
Robert C Bayne
Tanner Espy
Jedidiah Jones
James Millsaps
Ken Garner
Therese P Tuley
Carl Sheffield
Juan Trinidad Jr
Friedmann Kathrina
Christopher J Hennen
Jessica Stricker
Obinna Okoronkwo
William Yarnall
William Llewellyn Estes
C. Gaston
Andy Perez
Geoffrey Tarr
Timothy P. Davis
Mark Finley
Brooks Clark
Willard W Johnston
Soham Dave
Judy M. Schwartz
Timothy Ashton
Evan Fiffles
Zachary Russell Lommen
Frantz PetitFrere
Dominick Kiekhaefer
James Heeley
Augusto Belo
Leon Dusoe
Connor Sumrall
Blair Reamy
Cynthia Wright
Andrew Quinn
John Bates
Benjamin Brown
Jason Rios
Wyatt Kier
Jonathon Polcari
Gary Glazier
Dakota Sinder
Eric R. Chandler
Lukas Cadil
Thomas Rebiskie
Victoria Casacca
Robert Mulholland
Ben Schnell
Christopher Vega
Andrew McCallie
Ann Couillard
L. Keith Lloyd
John Hoskins
Avett Milburn
Masi Huturi
Edward Ruddy
Ronald Ray
Sherry Campbell
Dudley Pate
Johnny White
Sylvia Cintron
Ryan Thompson
Vernon Grizzard
Kevin Rivers
Sandra Townley
John Anderson
Gavin Spring
Jordan Stern
Luke Banner
Matt Tumey
Maccarena Blackhart
Andrew Wiseman
Eric Wells
Austin Jonas Marlette
Casey J MILLER
William Morris Elliott, Sr
Julie Stokes
Brian Heusterberg
Gerald Kenneth Brocker, ...
Garrett Catalana
Nick Lovelady
Jose Da Silva
Thomas Kosik
Jackson Harris
Dennis Lars Rogers
Rachel Thomas
Joseph Schlabs
Larry Fogo (Buddy)
Ariel Colburn
Ryan Joseph Faella
Chris Shaw
Robert Stagmaier
Larry Minniear
Simon Tryzna
Hunter McLaughen
Paul Payne
Hassan Ghazi
Julie Griffin
Kenneth Mikeal Cox
Anna Brodie Fisher
Kevin Leckenby
Joshua Overton
Jacob Kobernik
Jean Paul Tippit
Renee Musick
David Schroeder
John D. Hagley
Sean Velarides
Christopher Copacia
Patrick J
Andrew Foxwell
Cristian Garcia
Shannon Mulholland
William Hume Davenport
Alexander Scott Harrison
James Walton
Kevin Oh
Joshua Waxman
Jackson Fendley
Bryan Earnest
C Gregory Williams
Erik Stover
Stephen Cole Tarver
Walter Liszeski
David Nightingale
Lynn Chesnutt
Ian Gilliam
Alan Bohms
Kevin DiStasio
Charlie Brock
Kelly Sandefer
James Mayer
Brian Mabie
Brad Combs
Gabriel Derr
Kevin Cherrick
David Frempong
Matt Hodges
Olivier Bruno LEMAITRE
Andrew Ross
Chase Dillard
Marc Capezzone
Mike Morando
Christopher Link
Matt Bowen
John Tally Johnston III
Bettye Lynn Smith
Ethan Ospina
Andrew Fox
David Matthew Coniglio
Thomas Labuzienski
Gary Eric Levitt
Ethan C. Bontly
Jason McKenna
Jonathan Horton
Gene Schwartzman
John David Rausch, Jr.
Rebecca Carew
Michael Lee
James Ferrell
Donald Kintner
Ronald WILLIAMS
Jennifer A Peet
Tan Quan Nguyen
Linda Knight
Matthew Pruitt
Brian Childers
Thomas Ennis
Doug Smith
Michael Vasta
Erik Brook
Sarah Hawkins
Moises Drumond
Richard Tyrrell
Britton Stansell
Adam Lee Winkel
Mc Kinzie Marcus
Jennifer McKinney
Jennifer Hairston
Howard Kades
Tianna Weaver
Robert R. Sloan
Genevieve Gonzalez
Wyatt Hanna
Dennis Lannon
Gregory C Sauer
Jack Mcadams
Coy Williams
Bradley Eric Baker
Michael Falk
Megan Wanner
Jimmy Aurelio Castillejo
Gracie Lynn Foglesong
Ryan Benner
Jordan Coleman
Kaligan Meyers
Brent DeBrock
David Dungan
Ashley Taylor
Nicholas Lucento
Eduardo Herrera
Dustin Grizzle
Chadwick Akins
Mike Alley
John Hawbaker
Hunt Davidson
Mark Przybysz
Adrian Ben Cairns III
Kevin Teneyck
Rob Noland
Cindy Deere
William Francis Joseph IV
Tomas Arciniega
David Austin
William Macia
Edward R Frainie
Casey Tuggle
Tracey Mann
Adrian Aguirre
Jared Lincoln Magee
Vickie Towery
Brian Beaulieu
Bogachan Akyildiz
Erik Hoskins
Justin Lowery
Porter O'Shaughnessy
Thomas George
Karen G Shultz
Melody Kobernik
Sydney King
John Seavey
Kierian Kuklok
Rickey MOORE
Brian Smith
Colby Richardson
Spencer Christian Gruber
Kate Berryhill
D. Michael Hood
Taylor Dupre
Laura Leann Fritz
Rob Biondolillo
Jason Goodwin
Tinley Card
Alexa W. Odom
Stephen Frickx
Iulian Alexandru
Craig Peavy
Jason Weintraub
Joachim Steinberg
James Michael Phebus III
Jeffrey Grondin
Sandra Hill
Theresa Liedtka
Alan Jacobson
Bo Allen
Bruce Owens
Steen Watson
Bill Bulls
Raunel Perez
Melinda Tritico
Seth Weitz
Serge Castlebary
Du Quay Allen
Dan Hoffay
Besmir Zuta
Richard A Johnson
Alli Rose
John R. LaBar
Noah Vinik
Thomas Higgins
Codi Crippen
Owen Bossert
Richard Gossett
Kyle Roschli
Aaron Wade Morrison
Brian Moure
Brody Pearlman
Tom & Carolyn Iyoob
Robin Crump
Jarad Williams
Kati Solomon
Riley Sumrall
Osvaldo Freire Fonseca
Deborah Jene Baclawski
Jeffrey W Miller
Jagan Pathra
Laurie Millener
Brian Wright
Bert Wilhoite
Daniel Rodriguez
Carlo MacDonald
David Wimmer
Chase Jones
William Minehan
Mitch Patel
Robert Steven Sewell
Stephen Drummond
Mary Caughran
Rita Brook
Rich Johnson
Stefan Szymanski
Matthew Dudek
Angela Hanley
Annie Hall
Ginger Balchunas
Paul Brock
Micah Gravitt
Dale & Lisa Taylor
Christiane Gonzalez
Bryan Gibson
Jack Head
Levi Calvin Kooi
Billy Van Jura
Jeff SAMS
Jason Bailey
Teresa Hennen
Tina Tehoda
Winston Sapigao
Tony Hebenstreit
Leigh Ann Michaels
Anthony Parrish
Tiernan Meyers
Andreas Solakis
Damon Crumley
Tim Cobb
Lexi Taylor
Harvey Kivel
Keaton Hughes
Aaron Rieth
Kyle Coby
Scott Schnitzer
Andrew Cook
Steffan Holder
Joseph Ushinski
Robert Wilson
Lee Cobble
Micah Horvath
David Garrison
Donterise Anderson
Chris Fraser
Kimberly Hays
Dolores Hopkins
Amanda Sprague
Jackson Alexander
Hunter Brock
Maclaine Brock
Dr. Bill Johnson
Edwin DUKE
Robert McMullen
Bruce Nelson
Robert Aaron Hunsucker
Patrick And Wendy Jensen
Michael Hiller
Brian Malone
Jess Mckay
Bill Heck
Walter Staszewski
William Lucas
Verbie Prevost
Isaiah Mouw
Tim Marrer
Griffin Ball
Carolos Zourdos
Chanda Strickland
Justin Mann
Kyley Dickson
Daniel Wade
Justin Smith
Anna Marie Swafford
Karen Kruesi
Michael Stocz
David Oesch
Cliff Hamilton
Justin Mowrey
Stacey Sanders
Eric Main
Brad Wos
Eric Myers
Sheila Boyington
Dr. Nick Papadea
Lee Adkins
Ken Allemon
Christine Miller
Katherine Silbereich
Jesse Gaylor
Steven A
Jeffrey Maddux
Priscilla Castlebary
Mark Marcum
Amy Brock-Hon
James S Hicks
Luis Angel Cardona
Richard A Reed Sr
James Sell
Susan Harris
Jack Wood
Brandon Tidwell
Janelle O'Neil
Douglas McConnell
Brad Cassiday
Daniel VanTrump
Neal O'Brien
Nicole Kelly
Nathan C Newbold IV
Gloria Su
Gina Dhanani
Project Dogwaffle
Martha J. Rose
Raelynn C. Bryson
Duane E Schermerhorn
Margaret Godfrey
Gary Moody
Polly Carlen Lynch
Deaurhan Crawford
Luke Hathaway
Jason Tompa
Lindsey Scott
Nick Metler
Steven Rocca
Megan Brown
James L. Murphy III
George W Donaldson
Michael Snyder
Cameron Razi
Jim Johnson
Tom Cory
Jordan Charlupski
Tim McConnell
Kathryn Healy
J Alan Bautista
Debra Thomas
Danielle Feldman
Richard Callan
Sarah Stumper
Richard F Callan
Charles Gover
John Musick
Melinda P Oakes
Richard Mays
William Ulrich Aven
Robert Brett Lally
Philip Gurley
Thomas D Beu
Andrew Marinkovich
Luke Mashburn
Karen Payne
Carlos D Rodriguez
Katelyn Newsome
Jimmy Gaines
Stewie Austin
Rachel Cobb
Aj Taylor
Randy Keith
Julio Hernandez
Joseph Webb
Michael Deere
Todd Davis
Nick Rader
Spencer Ross
Adam D. Courtney
Lucy Sawrie
Colin Williams
Susan Leonard HALL
Bryan Falatovich
Steve Hawthorne
Daniel Rather
Drew Courtney
Drew Housman
Douglas Finlay
Sarah And Jay Morgan
Geoffrey Rittenhouse
Andrew Retz
Ryan Dingman
Steve D Swain
John Duncan
Tim Coy
Lucas Farmer
Jonathan Scoles
Matt Haines
Rishi Sehgal
Hadyn Fava
Lori Stenger
Robert Regal III
Keith Sparkman
Michelle Greene
Jason Yancey
Kenneth Fast
Jonathan Ingraham
Larry Andrew Clark III
William M Elliott Jr
Derek Kilday
Keith Sanford
Ronald Burkett
Robert T Swafford
John Clark Payne
Nick Lough
John Watson
Nicholas Horvath
Scott Balling
Paul Casazza
Frank Hellwig
Jeff Hughes
Lawrence Young
Ann A Huckaba
Nathan Long
Geoff Millener
David E. Miller
W. Jeffrey Sisk
Gonzalo Rodriguez
Ryan Wadley
Daniel Cervantes
Reginald Jean-Jacques
Jeremy Scher
Matt Roberts
Josh Pipkin
Cynthia P Lee
Michael Beckwith
Samuel S. Boozer
Travis Doyle
Michael Sell
Fred Redmer
Stephen Foltz
Matthew Stapp
Andrew S Balogh
Jestin K Mounts
Jacob Nathaniel Alford
Chris Nini
Donavan Hall
Ricardo Torres
Michael Richard Seal
Dylan Falcone
Chuck Strickland
Robert Keith Jackson
Aaron Sumrall
Teagan M. Bryson
George Aslinger
Holly Ashley
John F Wright
Catherine Oakley
Hubert Ma
Will Rymer
Kristina Kimball
Jesus Aguilar
Shawn Kurrelmeier-Lee
Jeffrey Zachary
Jonathan Wilson
Joe Tenison
Jaylin Wright
Aaron Gunyon
Paulina Hartney
Grafton Robinson
Elijah Goudzward
Jay And Morgan Everett
Victoria Smith
Tom Smartt
Matthew Finney
Sarah Aubrey Smith
Rob Dusseau
Judith Millener
James Hudson
Luis Prieto
Knut Hilles
Thelma Collier
Stephen Kaufmann
Don Oakes
Jonathan Prater
Bo Chamberlain
Jon Longworth
Todd Shelton
Anthony Wayne Cate
Thomas W Trevor III
Jamie Curtis
Jd Holder
Jeffrey Brown
Andrew Gillaspie
Monica Luck
Bruce Cairnduff
Andrew Iten
Wil Davis
Roger Kincer
Daniel Shartle
Z Darwish
Alex Adcock
Mike Newton
Joshua Taylor
Amanda Fackler
Jeremy Slay
Jeffrey Cronin
Scotty Webb
Mark Bujarski
Stephen Titcombe
Joseph Pinkerton
Shelley Katina
Jayson Simmons
Justin Fendley
Aidan Chapman
Natalie Young
Rebecca Brock
Emily Anderson
Rex Allen
William Dewayne Cate
Bradley Wilson
Brian O'Shaughnessy
Brian O'Shaughnessy
Blake Snetman
Phillip PERKERSON
Stefani Bell
David F Tippit II
Alvin Silbereich
Dillon Costa
Matthew Alexander Pullon
Spencer K Smith
Judd Crane
Leonardo Villasenor
Sara Wilson
James Lunquest
Drew Shadrick
Thomas Stipp
John Blythe H Bailey
James Clancy
Carson Merk
John Kleckley
Jd Short
James & Laura Weaver
Andrew Stoll
Adam Prichard
Karen L Bradford
Liam OBrien
Seamus Finnegan
Casey Payne
Robert Cutchin
Bill Hammontree
Rick Matthews
David Russell
Ian Leavy
Eli Hernandez
Michael Wenkart
Vincent Ivan Phipps
Christopher Cenkner
Jason Hicks
George Ebel
Matthew Mahan
Daniel Ross
Dorian Lair
Sebastian Amar
Taylor Melton
Corey Miller
Robert Starzl
Robert Jake Connelly
John Rutter
Matthew Mooney
Katherine Jones
Gemmell Perry
Trevor Hall
Christopher Fedorcek
Will Hopping
Charles Carlson
Annea Robinson
Daniel Hatt
Curtis Krystek
Arlo J. Thacker
Michael DEGALA
John Kerns
Rod Johns
Drew Clark
Benjamin Brown
Alice Steele
Jeff Abel
Susan Polcari
Brian Sardjoe
Jeremy T Katz
Alec G Badger
Aram Perez
David Graham
Keith Reese
Jeff White
David Phifer
Nicholas A Beyer
David Green
John Nelson
Brenden Marsh
Dean S Hogan
Ginnie Plunkett
Colin Bloom
Robert Jacobs
Caitlin O'Rourke
Christopher Merchant
Carol Pilkington
Stuart Pickrell
Jeffrey Brown
Henry Rolleston
Laurie Johnson
Hugh O Morain
Ryan Pfeifer
Patrick Marsh
Adam Hall
Lanny Thomas
Daniel Hidalgo
Shaun Hyland
Nathalie Spiesser
Andy Burnett
Summer & Jordan Sikkema
Lisa TUMLIN
Josh Mumford
Frederick Grieve

John R Beu
Steven Owens
Frank Youmans
Luc Edes
Lee Maclellan
Rich Krysa
Ted Peetz
Gerald Ware
Steven Chudley
Zev Abram Wallick
Kurt Vanmatre
Timothy Crawley
Edgardo Pina
Spencer White
Will Dollar
Stacy Mills
Samuel Dworak
William Keitt
Jon WASSUM
Andrea Reynolds
Chris McKearney
Alex Paul Loza
William Starks
Jason Robertson
Francisco Alanis
Rudy Banerjee
Brice Burbank, Berkeley B...
Andrew M Exum
Albert Peters III
Wayne And Laura Grizzle
Angel Torres
Paul Koster
Matthew Gallaher
Alan Davies
Vera Demchenko
Patrick Dunne, Jr.
Joe Ferns
Donna Maddox
Brent And Jenn Campbell
Nickie And Adam Soufleris
Paul Beckmann
Brian Morton
Michael F Shaw
Silas C/O Father Chandle...
Chris Travis
April Helton
Ryan Lewand
Heidi Hensley
Brian F Gartlan
Sharon Turner
Tim Burchfield
Chuck York
Brent L. Atchley
Declan Mangan-Lamb
Gordon Bell
Caherine (Katti) Clark
Derrick Main
Cilecia Gagnon
Jason Bonanno
Lori Lester
Alexander Llano
Jason FIELD
Mark Mollenkof
Craig DOESCHER
Benjamin Kaufmann
Derek Hale
Matthew Bristley
James & Kristin Klemme
Zack Seymour
David Littlejohn
Todd Brossart
Stephen Gregory Davis
James Jones
Matthew Williams
Fritsl Butler
William Panebianco
Erwin Ovalle
Susan Lazenby
Mark A Palmer
Chad Smith
Enrique Ayerdi III
Jay William Bell
Osei Hill
William Ross Shumate
Dalton Trapper Wolf
Austin Gardner
Avrin Ross
Drew Millard
John O'Shea
Breanne Grey
Kelli Ballard
R. Desmond Fahie
Bryan Hartman
Anthony Simmons
Danny VanValkinburgh
Travis Thurmond
Brendan Wall
Karen Padgett
Juanita Head Tumelaire
Jonathan Rapp
Adam Shindler
Van Hayes
Dawson Wheeler
Jenna Nurik
Elizabeth Parkhurst
Scott Cline
The Labado Family
Doug Wheelock
Victoria Berghel
Juan Gonzalez
Takehiko Nakamura
Julian & Lakweshia Ewing
Richard Cunningham
Michael Reed Farnsley
Leo Anderson
Jennifer Leone
Dr Barry K Snyder
Steve Veltkamp
Christian Sullivan
Jonatan Jerez
Thomas Shirley
Christopher Goodwin
Patrick Bobo
John Templeton
Edwin Duke

Mary Elizabeth Beu
Cheryl Self
Leanne Kinney
Timothy Sullivan
Levi Bridges
Timothy P Blatchford
Sai Rao
Timothy Setter
Andrew Kemp
Tyler Loiselle
Jacob Cole
Jordan Mendelsohn
Daniel Kilduff
Tom Deaver
Andrew Kozbial
Daniel Dworak
Camilla Butler
Julie Boehm
Elijah Gibson
Arthur Stever
Patrick Mc Gary Smith
Tad Beaty
Cody McCullah
Jason Robertson
James Germany
Randall F. Kinoshita
Jay Regam
Lisa Donoghue
Elliot Taylor
Jacqueline Anita Black
Harriett C Whitaker
Timothy Karis
Gabriel L Manga
Peter C. Moskowitz
Kenneth N Bethune
Samuel Dunne
Wassim Hassan Subratty
Christopher G Young
David Qualls
David And Melodie Gilbert
Joel Chandler
Daniel Kant
Jonathan DeLaune
Eric Hungenberg
Jonathan Frost
Edward Hatfield
Jessica Giles
Abby Hensley
Gary W. Garrison Jr.
David Turner
Danny Cullinane
Cash Fields
Michael Teske
William Mangan-Lamb
Christian Damico
Brian Costin
April T Legge
Brandt Phillips
Nancy Fullam
Lindsay Lester
Nayeli Sanchez
Brendan Cosgrove
Curtis Ward
Russell Hobby
Alison Shaw
Eli Binder
Michael Quackenbush
Sarah Doyle
Beth M Klimko
Mia Littlejohn
Roy Cockrum
Silvia Weiss-Reed
John Masley
Virginia Thomason
Owen Andrejco
Richard J Thomas Jr
Christopher G Crump
Adam Goodge
Juan Yon
Davey Smith
Brian Douglas
Fikkert Family
Joshua Cutler
Jody Johnson
Ray Johnson
Parrish Mitchell
Kurt J. Faires
Sarah Norwood
Pamela Schreiner
David Cook
Tory Ford
Greg Lane
Clay & Gina Crumbliss
Jermaine Ferris
Erik William Rusch
Kris Rusch
Gueller Gonzales
Colin Womack
Greg May
Elise Randolph
Mark Slater Jr
Lori Drake
Sara Alexis Miller
Susan Self
James Hobbs
Kyle O'Rear
Dameon J Sharp
Jessica C Trinh
David Levy
Francis Peacock
Mason Tate Rustand
Amelia K Fleming
Sean Burney
Nathan Daugherty
Jeffrey Quesnelle
Antonius Bodewes
David Eichenthal
Anna Cook
Bryant Harbin
Mark Carlson
Katherine Rodgers
Bill Elliott
Rick Montague
Alexander Thurber
Mr. Nick Wilkinson

Michael Feely
Michael Jefferson
Jim Milburn
Joe Anderson
Robert Durall
Ned Smith
Justin H. Lutz
Jonathan Patronik
Carl Russo
G. Eric Youngblood
Walter T Moore
Jessie T Friend
Angela Ballard
Greg Beairsto
Todd Kunkel
Kevin Barker
Kyle Lawing
Max Croes
Michael Mosely
Waleed Ahmad
Rebecca Coleman
John Christensen
Stephen Mulholland
Spencer Robinson
John Cena
Matthew Wear
Andrew Taylor
Tyler Hardekopf
Michael A. Culver
Andrew Hillyer
Berton Whitaker
Jason Robert K
Amir Lake
Cameron Pratt
Marko Guzijan
Neal Coffey
Dale Woodfin
Bridget Sanders
Caroline Geier
David Stiggers
Mark Stiggers
Jennifer Parham
Adam Miecielica
William Smith
Thilo Meinken
Christian Thomas
Benjimin Taylor
Kari Hilliard
Lee Sabo
Enrique A. Francis
Louisa Mesich
Jack Barratt
William B Compton
Mary Arnold
Mark Dohmeier
Seth Hood
David Legge
Schuyler Colling
Mike And Karen Payne
Zane Anderson
Jason Bell
Jeffrey Braswell
Thomas S. Lyons
Ramona LaTronica
Morgan Shaw
Katelyn Carlson
Patrick Clossin
Cameron Towe
Ryan Courtney
Sullivan Littlejohn
Timothy Mahla
Virginia Brooks
Laureanna Crump
Raul Hidalgo
Ethan Williams
Nick Yoxall
Joseph Satterfield
Nadia Haven
Graham Schreiner
Jacob Wilson
Daniel W. Herms
Joseph Dinh
William Hill
Brian Able
Sharon Schechter
Jeffrey Gallaher
Amy Pollak
Harvey Medearis
Charles R Logan
Bruce Young
William Shumate
Jerome Hannon
Clay Watson
Kristen Williams
Evelyn Rusch
Jayden Green
Brian Alfaro
Charles McFerron
Tim Love
Michael L. Valenzuela
Whit Halvorson
John B Carden IV
Peter Hoag
Pete Ferrante
Adam Kinsey
Anthony Iwanczyk
Walter D Parkhurst
Daniel Jones
The Arnolds
Martina Guilfoil
Alessandro Pugliese
Rocco F Turso JR
Adam Desai
Belou Anderson
Jillian Kaido
Emma Wright
Sean Pflugner
Arik Housley
Keith Skiles
Madison L Smith
Dennis L BRIGGS
Paul J Fitzpatrick
Veronica Celeste
Ellen M Thompson
Beau Parker Anderson

Robin P Seaman
Yoshimi Fujikawa
Jason Mills
Darnell A Tullock
Evencio Diaz
Ethan Robinson
Denise J Fears
Joshua Walker
Richard Harlfinger
Perry WALKER
Tyler Gay
Marshall Vickerson
Tamra Paulsen-Mosher
Greg Rosnick
Jenna Barrett
Casey Shores
William Schober
Greg And Angela Obersc...
Jason Brown
Jan Chenoweth
Ismail Aboumandour
Beth Allen
Lamar McCubbin
Spencer Tesoh
Van Patton
Herman L Quinn Jr
Pamela R Holder
Benjamin Cook
Kate Harrison
James Norton
Ian Newman
Edward Y Gregory
Roy Rukkila
Brian Wleklinski
Mark A Howell
Hallie Scheets
Sue Webb
Jeffrey McCray
Nicholas Shea
Bo Bentley
Austin Jett
Mollie Ouma
Wiley Turnipseed
Jerome Partap
Seamus Kelley
Juan Gonzalez
Tiffany Gibby
Conner John Hensley
Jessica Craig
Vinny Geary
Matt Hudson
Michelle Zellner
Jeremy Bottomley
Scott Rouse
Jeff Perry
Jonathan Maley
Jason Bryant
Matt Mihoci
Graham Thompson
Jeffrey Herndon
Miguel Aguilera
Roland Adams
Janis W Strunk
Tucker A. Wingo
Carol Martin
Philip Wood
Ardyce Ridolfo
Jay L. Simmons
David Troxell
Edison Littlejohn
Kate Robertson
Celinda LoBosco
Samuel T Gatlin
Graceful Beam
Thomas Knight
Mirazam Mirkamilov
Jacob Carney
Artur Winnicki
Kyle McDill
Daniel Zhang
Ada Glenn DiGiacco
Kyle Russell
Eddie Davidson
Ryland Toon
Joe David Lee
Blake Feagans
David Dixon
Tristan Stafford
Willie Pace
Andrew Weilgus
Dodd Shumate
Niki Kelley
Clayton Watson
Akeem Birt
Robby Tyson
Camper Coulter
Sam Pogoni
Kaden SCHMITT
Andy Chow
Jason Poon
Erick Bravo
Ian Van Mater
Alisha Mitchell-Rusch
Karen Kelley
Charles Wood
Ryan Ewalt
Joseph McGuire
John Wilson
John Howard
Scott Soltau
Sage Bridger Rustand
Richard Bezanson
Ray Moss
Kathleen Hunt
Tyler Kitchens
Ken U. Jordan II
Alisha Mitchell-Rusch
Richard Bamber
James Burke
Sylvia Gardenhire
Daniel Porterfield
Peyton Elliott
Philip White
William Glass
David Belitz

Bryan Chase Sandidge
David Pan
Lory Heron
Marc H. Ferrera
Tim Larson
Roosevelt Scott
Katie Giannasi
Linda Gutherie
Tyler Siira
William Walker
Maxwell Crawley
Quinn Parman
Weslie Higdon
Mc Call Webster
Douglas Heizer
Charles Campbell Blanke...
Mitesh S KAPADIA
Savannah Amos
Leslie Greear
Jordan Bucher
Randall Odle
Sheila Warman
David Binder
Patrick Armstrong
Brent D. Staton, MD
Adam Winn
Joel Huber
Drew Barnes
Fabian Broeker
Adam Munro
John Morgan
Gordon S Murdoch III
Steve Clark
Michael Engstrom
Khalid White
Andrew Colton
Libba Llewellyn
Micah Schreiner
Charles Fleming
Ramon Torres Diaz
Nicholas Motto
Joseph Bruns
Donna Van Natten
Howard Hissrich
Jerrod Keoni
Mateo Gonzalez
Kathleen Muzyl
Styves Manigat
Jonathan Adams
Rikki Clifford
Jemma N Salas
James Whitaker
Lulu Copeland
Cooper Bell
Tim Bailiff
Carolyn Silzle
Shuchen Liu
Vikram Rao
Jeremy Zehr
Kace Allen
Marianne Felins
Dev Kori
Susan Kelly-Gilbert
Isaac Duncan III
Christopher P Stearns
Rafael Escobedo
Joel Kazhila
Thomas Ertel
Arnaud DARRAS
Humanaut Littlejohn
Carol Morris
Donald Benedict
Lisa J Gatlin
David Bang
Ben Hooper
Elissa Weichbrodt
Charisse De Belen
Joseph Lottes
Kathleen Nolte
Trent Willingham
Matt Graham
Herbert Lea
Tom Hammond
Manu Lauzon
Brandon Adams
Logan Parrish
Benjamin Knox Campbell
Hardy Bonatua Siahaan
Allen Padgett
Luke Sandblom
Dennis Dabbs
Matthew Sweet
Kennedy Watson
Colton Hoffman
Theo Pedro Orozco
Barton Mitchell
Ellie Leonard
Christopher Ascough
Peter George Fuller
Elizabeth Kate Stophel
Sam Snyder
Jim Smith
Tom Porterfield
Justin M Braddock
Melanie Alton
Brian Walsh
Heidi Wheelock
Daphne Ekmanis
Kerry Rickerd
Chris Balthrop
Mark Elam
Mrs. Robyn MASSA
Rick W Stoey
Tyler Kaido
Benji Kaido
Peter A Nell
Patricia A. Daniel
Ian Gonzales
Brett Gallaher
Travis Dodge
Cedric Burke
Trey Elliott
Christopher Delusky
Alan Waxenberg
Kathryn Rawley

John Clark
Yoshie Fujikawa
Robert David Sauers
Duffy Alverson
Bryan R Williams
Tyler Knight
Brian Foote
Kyle Wright
Louise Winter
Lauren Walker
Aleksis E Psychas
John R. Bode
Scott McAnally
Jacob Kustoff
Steven Gordon
Cody Ruth
Rodger Marty
Patrick Amos
Anita Gidden
Kyle Wilson
Mark Harrison
Skylar Schwartz
Kendall Kelley
Daniel Morrell
Don Henry Robinson
Taylor Shannon
Waqaas Saddique
Bradley Feuer
Dan Engoren
Caitlin Barringer
Peter Bosi
Efosa AMAFIDON
Douglas Carter
Jonathan K Robbins
Amos Pierre
Steve Fowler
Nan Murphy
Bahir Yeusuff
Andrew Hodgson
Jonathan T. Turner
Bruce Zakee Rasheed
Lila Milburn
Barbara Schuster
Jordan Winters
John M. Werner
Ruben Gonzalez
Aaron Duke
Keith Elder
Jason E. Sonntag
Andreas Tuerpe
Lukas Schon Kendall
Alexandra Crabtree
Mary Lou Mangan-Lamb
Audra Bell
Sandra W. Russell
Jason Capers
Westley Steele
Bertran Kuyrkendall
Maria Christina Hurtado
Barbara Gephart
Edward Chapman Brown ...
Elise & Sophie C/O Aunt ...
Phillip Hagen
Ryan Wise
Cameron Miller
Patrick England
Liddy Dover
Joe Augustine
Dan Ryan
Jason Rehm
Alan Madison
Paul Bing
John Miller
Elijah Abram II
Steven Briggs
Ezekiel Weichbrodt
Daniel Jared Hogan
Christopher Richmond
Daniel McDill
Ryan Morrison
William Harris
David Sergeant
James Anderson
Lynne M A Dorsey
Chip Walton
Maurice Hernandez
Timothy Burke
Nathan Provost
Jeff Miller
Mamta Sonwalkar
Savannah S Medearis
Deborah R. Adams
James Bentley IV
Hector Monterroso
Brandon Simon Macario
Robert Quinn
Evan Lewis
Joe Foucha
Hannah Griggs
Jeremiah Fox
Michael Shindler
Preston Bailey
Abdullah E. Bahkali
John Parkhurst
Vicki Hudgins
Zachary Smith
Alex York
Andrew E Renwick
William Ferguson
Myra Brock Rustand
Brett Lynn
John Palinski
Herbert A Thornbury
Neyland Farnsley
Christina Thoreson
Allison Whitworth
Judy Jones
Channon C EVATT
Harry Henck
Ryan PRESCOD
Keith Homfeldt
Angela Garcia
Sheldon Grizzle
Ashley Honeycutt
Reginald Jones

Trent A. Ballard
Douglas Elkins
Beth Speeney
Lee Maclellan
Colin Blatchford
Sydney Crisp
Ethan Zimmerman
Lisa Main
Severin Rucker
Lucas Ames
David E Nagelberg
Matthew Andersen
F. Bo Clayton
Robert C Steere
Ben Sharpe
Paul Cahill
Tyler Kruckeberg
Chris Mabee
Jeff Underwood
Christopher Dorman
Erik Moore
Jacob Cottrill
Isabel Singer-Seymour
George Merriman
Luke Wilson
Basil Butt
S Reid
David Eiseman
Bill Gassaway
Patrick O'Riordan
Tyler Newton
Theodorus Tumelaire
Ishmael Carter
Brett D Ginter
Curtis Brown
Jeffrey Eyestone
Deanna Newcomb
Ian C Schulz
Brian Daniels
Yuki Stever
Scott Michael Calvelli
Thomas Macson
Chris Clark
Heidi Hefferlin
William R Belcher Jr
Holly Ward
John W Hensley
Blanca Lira
Leroy McGraw
Jonathan Luna
Zackary Fenderson
David Crabtree
Lois Mangan-Lamb
Sofia Bell
Paul Luna
Gabe Phillips
Chris Heberer
Jaime Gray
Oscar Gaytan Cruz
Naomi Lewis
Nathan And Leslie Bell
Michael A. Negron
Darryl Odom Jr
Nicholas Davis
Erik Nelson
Jeremy Barrett
John Murphy
James Robert Miller III
Dennis Sills
Chip Baker
Brian Michael Davis
Randall Hall
Richard And Katherine Th...
Randall Tipton
Sandy Berry
Miles Weichbrodt
Marialice Hatch
Henry Traxel
Dusty Weichbrodt
Todd Zinkann
Justin Poland
Peter Chrustowski
Kara Lea
Piyakorn Saetiew
John Greninger
Robert Burke
Steve Killan
Alex Tucker
Michael E Cooper
Michelle Denius
Kholton Allen
Brad Howell
Graham D Bentley
Aaron James Rusch
Eric Blackwell
Nahiem Hood
Richard Nurik
Ansley DeFoor
Jamal Nesbitt
Agboluaje Abayomi
Greg Love
Reynaldo Fuste
Cory Wallen
Clifford Hudgins
Jeffrey Hinkle
Richard Miller
Chip Griffin
Matthias Anderson
Harry Thompson
Julian Dossche
Shannon Knight
Laura Margaret Jones
Julia Britton
Noah Burney
Megha Shah
Adam Martin
Brian Hackathorne
Gareth Riley-Ayers
Brian Wolohsn
Shubhayan Mukherjee
Benjamin Pitts
Ellie Johnson
Kevin Johnson
James M Overton
Jason Luther

Tamara Byron
Brian McNutt
Michael Poledna
North River Soccer Assoc...
Jennifer Skjellum
Timothy Quebbemann
Gregory B Askew
Acree Brock
Stephen H Hall
Marianne Felins
Wyatt Mason Daniel
Ed Bailey
Stephany Shinpock
Sheila Shah And Jason Bell
Daniel M Sharp
Leslie Bennett
James Toliver
Schaefer Grace Blakley
Gladys Pineda
Joaquin Colon-Nava
Mike Cathey
Pete Ferrante
Jeffery Walton
Benjamin Traxel
Christian Bolanos
Tanner Roach
David Montgomery
Robert Hickey
Steve Jacoway
Scott Thornton
Michael Krigbaum And A...
Canon Brock
Connor Beard
Brian Greene
Pete Ochel
Chris Merzbacher
Jeff Dickerson
Daniel Madden
Solo Lamb
Henry Callaway II
James Caleb Blakley
Joseph Daniel Lisa
Drew Murphy
Marcel Martorana
Omar ANGUIANO
Ron Morris
Suzanne Limerick
Jonny Price
Lee Sutherland
Isaac Leland Parks
Grant Sutherland
Chris Fox
James Jeremy Swilley
Chet Tschetter
Matt And Elysa Lochstam...
Joe A Myrell
Steve Marsh
Abigail Carlson
Emily Rossman
Andrew Michael Meador
Dean Naylor
Jerry G. Largen
Matt Birnbach
Mark Walter
William Wilson
Mark Krieg III
Parks Harding
Pasha Saberi
Lance Myhan
Brandon Emery
Chris Meadows
J. Daniel Ballew
James Wheeler
Luci Nelson
Travis Brady
Harry Hartley
Daniel Talley
Myra Brock
Colin Wright
Brian Daniel
Marsha Smith
Joseph Fisher Daniel
Kathryn E Murphy
Jan And Tory Johnston
Jimmy Goddard
Elbert R Key
Nathan Lang
Michelle Blakley
Jean M Or Alan L Larson
Danie Norton
Wesley Clifton
Jake Cantrell
Brian Wright
Kent McDill
Marcus K Shaw
Luther Ringold
Brandon Deering
Thomas Acree
Cory McDaniel
Aayron Morton
Tyler Tallent
Bennett Brock
David Farmer
Margaret P Wade
Joel Beebe
M Naylor
Vickie Ward
Wes Bright
Sean Landry
Amado Waycott
Jon Mike
Tara Bennett
Ted Mouw
Zach Zwadzich
Brigham Thomas
Christine Elliott
Samuel Smartt
Freeman T Nalley
Brooke Ritterbush
Franklin Hughes
Blake Brannen
Tim HENSHAW
John D. Buecker
Patrick Rhyne
Cheryl Millsaps
Robert Stimson
Samantha Greene
Hector Patino
David Barr
Sam Barron
Rachel Hardinge
Richard Mendoza
Marissa Anderson
Amy R Flanagan
George Murr
Michael Riccardi
Lauren Reid
Tabitha Taylor
Steve Barringer
Gregory Brown
Michael McCawley
Chelsey Provenza Voigt
Marco Carrizales
Daniel Marsh
Larry C. Hutchinson
Banner Brock
Emerson Brock
Elco J Marquez
Jader F Dutra
Ben Johnson
Collin Turner
Mackenzie Douglass
Troy Browder
Peggie S Hixson
Haley Bourne
Christopher Skurda
Hemant Sharma
Joseph Smetek
William Bruce
Chris Jenkinson
Austin Richard And Cathe...
Brian Storr
William Bennett

Thank You!

From the Chattanooga Football Club Team



Sheldon Grizzle
Co-Founder / Board Member



Tim Kelly
Chairman of the Board, Co-Founder, Board Member



Krue Brock
CoFounder, Board Member, Director Foundation



Marshall Brock
Co-Founder, Board Member



Thomas Clark
Co-Founder, Board Member



Daryl Heald
Co-Founder, Board Member



Paul Rustand
Secretary, Co-Founder, Board Member



Peter David Woolcock
Director of Game Day Operations; Ticketing



Reed Farnsley
Director of Ticketing and Camps



David Smotherman
Director of Merchandise



Charlie Milburn
Social Media and Public Relations Manager



Bill Elliott
Head Coach; General Manager



Peter Fuller
Associate Head Coach



Jeremy Alumbaugh
Managing Director

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sheldon Grizzle	Contractor @ Beautiful Game, Inc dba Chattanooga Football Club	2018
Hiren Desai	Real Estate Developer @ 3H Group	2019
Jeremy Alumbaugh	Coach and Sports Director @ Beautiful Game, Inc	2019
Tim Kelly	Auto Dealer @ Kelly Auto Group, Inc	2018
Paul Rustand	Designer @ Widgets and Stone, LLC	2018
Barry Large	Venture Capitalist @ Lamp Post Group	2019
Frank Kruesi Brock, Jr	Executive Director @ Chattanooga FC Foundation	2018
Daryl Heald	Philanthropic Consulting @ MacClellan Foundation	2018
Marshall Brock	Investment Advisors @ Keel Point Advisors	2018
Thomas Clark	Real Estate Analyst @ Lamppost Properties, LLC	2018

Officers

OFFICER	TITLE	JOINED
Sheldon Grizzle	Vice Chairman	2018
Tim Kelly	Chairman	2018
Paul Rustand	Secretary	2018
Thomas Clark	Treasurer	2018

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2018	$200,000	Common Stock	Regulation D, Rule 506(b)
12/2018	$447,956	Common Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class S Units	20,000	6,972	No
Class B Units	5,000	3,583.650175	No
Class A Units	20,000	20,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Thomas Clark is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Tim Kelly is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Paul Rustand is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Unfavourable weather, earthquakes and other natural disasters could impact the Company's success . The Company intends to build/has built its project in a geographic area which is exposed to earthquakes, weather-related problems, and other natural disasters. Such disasters could cause damage to the project; interrupt power supplies; hamper delivery of water to or from the plant; or otherwise lead to a loss of revenue or an increase in costs to the Company.

The Company's success depends on the ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce intellectual property rights, including trademark and trade secret rights. However, there is no guarantee that any trademark applications that the Company have filed (or the Company may in the future file) will be approved, and any trademark registrations that have issued (or may in the future issue) could be held invalid due to the Company's conduct or challenges by third parties. The Company could lose its trade secret rights if the Company fail to properly protect confidential information. Even to the extent that the Company's intellectual property rights are valid, enforcing those rights could involve costly legal processes that the Company may not be able to bring to a successful conclusion.

Stadium Lease Terms. The Company leases the use of a stadium; it does not own its own stadium. The current lease is a 2 year commitment with an option for a 1 year extension through the 2021 season. While the team's lease is a significant source of revenue for the stadium, there is no guarantee that the lease will be renewed for the Company on similar or feasible terms in the future. Should the Company's lease expire or should the Company and the stadium fail to come to agreement, the Company would need to find another venue and there is no guarantee that another facility would provide similar features, cost-effective lease terms or revenue stream opportunities.

Competition. The Club will be facing competition from a new team that has announced it will also be playing in Chattanooga. Although the club feels strongly that its fan loyalty will sustain its business model, there is a risk of lower attendance and revenue due to the competition from the new club.

Control of the Company . Control of the Company and all of its operations are, and will remain, solely with its (Officers, Directors, Managers). Investors must rely upon the judgment and skills of such persons.

Small Management Team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Risks Related to a Change of League. The Company intends to move its team from the league in which it currently competes to a new league in 2020. The Company believes that a change to a new league will increase revenues but the change is also expected to increase costs including payroll for professional players, travel costs, administrative and front offices costs and other costs related to a longer playing season. Increased costs may negatively impact the profitability of the Company if anticipated revenues related to the change of league are not met.

Company's Operating Costs May Rise . The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen conditions could cause operating costs to rise substantially. For example, stadium leasing fees, administrative costs, costs due to expansion into a new league among others may all be larger than expected. An increase in such projected costs or in other operating costs could cause the Company to be unprofitable.

The Company depends on the services of key employees, whose knowledge of semi-pro and professional soccer would be difficult to replace. The Company currently does not have a firm plan fully detailing how to replace these persons in the case of death or disability, although this is mitigated by significant skill redundancies among the founders. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition. The business may be harmed if the Company lose the services of these people and the Company are not able to attract and retain qualified replacements.

Company has a limited operating history. Company was incorporated in October 2018 and has been operating since May 2009. The Company was initially operated on a volunteer basis and only recently hired staff. Prior to the hiring of an executive, the Company was profitable. Since the hiring of a full time executive, the Company has not consistently produced a profit. There is no assurance that the Company will ever produce significant or any profit. As a relatively new enterprise, the Company are likely to be subject to risks that management has not anticipated. It is possible that the proceeds from this offering and other resources may not be sufficient for us to continue to finance operations as projected.

Company has incurred losses and may incur future losses. The Company has had years of profitability and years of losses. The Company expect to experience losses from operations for some time during this transition to a new league. The Company cannot predict when or if the Company will become profitable. If the Company achieves profitability, the Company may not be able to sustain it.

The Company may not have sufficient financial resources to successfully compete in the semi-pro or professional sports industries. A large number of enterprises provide similar services. The Company will be competing with startup and established businesses that may have an operating history, greater financial resources, management experience and market share than the Company have. There can be no assurance that the Company will be able to compete or capture adequate market share. The Company may not be profitable if it cannot compete successfully with other businesses.

Payment of dividends. The Company is not required to, and there is no guarantee that the Company will, pay dividends in any year.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Beautiful Game, Inc.

- Tennessee Public Benefit Corporation
- Organized October 2018
- 8 employees

1307 Carter Street
Chattanooga TN 37402

http://www.chattanoogafc.com

Business Description

Refer to the Chattanooga Football Club profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Chattanooga Football Club is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/chattanoogafc/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*